UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

7 June 2006
Number 20/06

BHP BILLITON TO DEVELOP SHENZI OIL AND GAS FIELD IN GULF OF MEXICO

BHP Billiton today announced that the Shenzi oil and gas field in the deepwater Gulf of Mexico has been approved for development. The Shenzi facility will have a design capacity to produce up to 100,000 barrels of oil and 50 million cubic feet of gas per day. BHP Billiton is the operator of the field and has a 44 per cent interest in the project. The other co-venturers in the project are BP (28 per cent) and Hess Corporation (28 per cent).

The Shenzi field is located in the deepwater Gulf of Mexico approximately 120 miles from the coast of Louisiana. The field comprises Green Canyon Blocks 609, 610, 653, and 654, and water depths are approximately 4,300 feet. The initial field development will consist of seven producing wells, and the full field development is expected to have up to 15 producing wells and possible water injection. Gross costs for the full field development through 2015 are estimated at approximately US$4.4 billion (BHP Billiton share is US$1.94 billion). Recoverable reserves in the portion of the field covered by this approved expenditure will be assessed further during development drilling, but are currently estimated to be 350 - 400 million boe. Additional potential reserves will be targeted for follow-up development.

"Shenzi will be BHP Billiton's second operated, deepwater standalone facility in the Gulf of Mexico," explained J. Michael Yeager, Group President Energy for BHP Billiton. "This project further demonstrates our transition to becoming a significant operator and producer in the deepwater Gulf of Mexico. Shenzi joins the development of the Neptune field as a BHP Billiton operated project, and together with our interests in Atlantis and Mad Dog, significantly expands our production base in the region."

A standalone, tension leg platform (TLP) has been selected for the production facility. The proposed facilities, wells, and completions are proven designs that have been successfully implemented in the deepwater Gulf of Mexico. All major contracts are in place to commence project execution.

First oil is expected by mid-year 2009 with seven initial pre-drilled subsea production wells being tied back to the TLP. Shenzi oil will be exported via a new-build pipeline to Ship Shoal 332, with the gas going via a new-build lateral into a connection in the Cleopatra trunk lines, then on to Ship Shoal 332.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 7 June 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary